FORM U-3A-2      BLUEFIELD GAS COMPANY
                                                FILE NO. 69-153-3



               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

         Statement By Holding Company Claiming Exemption
         -----------------------------------------------
          Under Rule U-3A-2 From the Provisions of the
          --------------------------------------------
           Public Utility Holding Company Act of 1935
           ------------------------------------------


     Bluefield Gas Company ("Bluefield Gas") hereby files with the
Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

     1. Bluefield Gas is a natural gas public utility organized and existing in good standing under the laws of the State of West Virginia. Bluefield Gas distributes natural gas to some 4,297 residential, commercial and industrial customers located in the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the West Virginia Public Service Commission. Bluefield Gas owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation, providing natural gas service to approximately 961 residential, commercial and industrial customers in Bluefield, Virginia and the immediate surrounding area in Tazewell County, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia.

     2. Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia, and the immediate surrounding area of Mercer County, West Virginia. Natural Gas is purchased from various producers and marketers and transported on Columbia Gas Transmission Corporation's system to Princeton, West Virginia. It is then transported on Bluefield Gas' transmission line to Bluefield where it is distributed at retail to Bluefield Gas customers. A portion of the gas is sold at the West Virginia-Virginia state line to Commonwealth for resale, pursuant to tariff on file with the Federal Energy Regulatory Commission, to its customers in Bluefield, Virginia and the surrounding area of Tazewell County, Virginia.

     3. The following information for the last calendar year with respect to Bluefield Gas and Commonwealth is submitted:

          (a) Bluefield Gas distributed at retail 903,416 MCF of gas during the calendar year 1997. Commonwealth distributed at retail 264,389 MCF of gas during the calendar year 1997.

          (b)  Neither Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.
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          (c)  Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 264,389 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia State line.

          (d) Bluefield Gas purchased 1,220,855 MCF of natural gas outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation. Bluefield Gas transported 20,596 MCF of natural gas to its end-users for other marketers. Commonwealth purchased 264,389 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia State line.

     4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

     A consolidating statement of income and surplus and a consolidating balance sheet for Bluefield Gas and Commonwealth for the 1997 calendar year is attached as Exhibit A and Exhibit A(1).

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 1998.


                                   BLUEFIELD GAS COMPANY


                                   By: s/John B. Williamson, III
[Seal appears here]                   ---------------------------
                                             Its President
(SEAL)
ATTEST:


s/Roger L. Baumgardner
-------------------------------
          Secretary



Notices and correspondence regarding this statement should be addressed to:

               Roger L. Baumgardner
               Secretary & Treasurer
               Bluefield Gas Company
               Post Office Box 13007
               Roanoke, VA  24030
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
                                                                                Exhibit A
                                              Bluefield Gas Company
                                         Consolidating Income Statement
                                      Twelve Months Ended December 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
                                        Company     Corporation  Eliminations     Total
                                        -------     -----------  ------------     -----
OPERATING REVENUES                    $ 6,253,205   $ 1,515,310  $ (1,096,567) $ 6,671,948
COST OF GAS                             4,753,640     1,081,443    (1,081,443)   4,753,640
                                       ----------    ----------   -----------   ----------
OPERATING MARGIN                        1,499,565       433,867       (15,124)   1,918,308

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                      626,523       205,575       (15,124)     816,974
    Maintenance                           124,296        68,620                    192,916
    Taxes - general                       276,299        62,110                    338,409
    Taxes - income                         42,893        15,104                     57,997
    Depreciation and amortization         159,905        50,788                    210,693
                                       ----------    ----------   -----------   ----------
Total other operating expenses          1,229,916       402,197       (15,124)   1,616,989

OPERATING EARNINGS                        269,649        31,670             -      301,319

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                                                                      -
    Merchandising and jobbing, net          4,404                                    4,404
    Other deductions                       (6,132)         (275)                    (6,407)
    Taxes - income                           (620)           94                       (526)
                                       ----------    ----------   -----------   ----------
Total other income and deductions          (2,348)         (181)            -       (2,529)

EARNINGS BEFORE INTEREST CHARGES          267,301        31,489             -      298,790

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                        105,181                                  105,181
    Other interest                        106,745         1,656                    108,401
                                       ----------    ----------   -----------   ----------
Total interest charges                    211,926         1,656             -      213,582

NET EARNINGS                          $    55,375   $    29,833  $          0  $    85,208
                                       ==========    ==========   ===========   ==========

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
                                                                               Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
ASSETS                                  Company     Corporation  Eliminations     Total
------                                  -------     -----------  ------------     -----
UTILITY PLANT:
Utility Plant in Service              $ 5,130,392   $ 1,211,960                $ 6,342,352
Accumulated Depreciation               (1,823,628)     (391,564)                (2,215,192)
                                       ----------    ----------   -----------   ----------
Utility Plant in Service, Net           3,306,764       820,396             0    4,127,160
Construction Work-In-Progress             135,425       126,485                    261,910
                                       ----------    ----------   -----------   ----------
Utility Plant, Net                      3,442,189       946,881             0    4,389,070
                                       ----------    ----------   -----------   ----------
CURRENT ASSETS:
Cash and Cash Equivalents                  64,047                                   64,047
Accounts Receivable                     1,358,450      (216,002)                 1,142,448
Inventories                               923,486                                  923,486
Deferred Income Taxes                                                                    0
Purchased Gas Adjustments                 453,304        33,168                    486,472
Other                                      41,034                                   41,034
                                       ----------    ----------   -----------   ----------
Total Current Assets                    2,840,321      (182,834)            0    2,657,487
                                       ----------    ----------   -----------   ----------
OTHER ASSETS                               57,674          (107)         (500)      57,067
                                       ----------    ----------   -----------   ----------
TOTAL                                 $ 6,340,184   $   763,940        $ (500) $ 7,103,624
                                       ==========    ==========   ===========   ==========

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
                                                                                Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
LIABILITIES                             Company     Corporation  Eliminations     Total
-----------                             -------     -----------  ------------     -----
CAPITALIZATION:
Stockholders' Equity:
  Common Stock                         $    49,704     $     500       $ (500)  $    49,704
  Capital in Excess of Par Value           220,564        37,241                    257,805
  Retained Earnings                      1,380,608       489,798                  1,870,406
                                        ----------      --------        ------   ----------
Total Stockholders' Equity               1,650,876       527,539         (500)    2,177,915

Long-Term Debt (Less Current Maturities) 1,300,000                                1,300,000
                                        ----------      --------        ------   ----------
Total Capitalization                     2,950,876       527,539         (500)    3,477,915
                                        ----------      --------        ------   ----------
CURRENT LIABILITIES:
Current Maturities of Long-Term Debt             0                                        0
Notes Payable                            2,271,000                                2,271,000
Accounts Payable                           476,605        34,745                    511,350
Income Taxes Payable                      (24,022)       105,203                     81,181
Customers' Deposits                         49,666         9,575                     59,241
Accrued Expenses                           331,337        11,631                    342,968
Refunds From Suppliers - Due Customers           0         1,968                      1,968
Purchased Gas Adjustments                                      0
                                        ----------      --------        ------   ----------
Total Current Liabilities                3,104,586       163,122            0     3,267,708

DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                      271,139        70,160                    341,299
Deferred Investment Tax Credits             13,583         3,119                     16,702
Other Deferred Credits                                                                    0
                                        ----------      --------        ------   ----------
Total Deferred Credits and Other
  Liabilities                              284,722        73,279            0       358,001
                                        ----------      --------        ------   ----------
TOTAL                                  $ 6,340,184     $ 763,940       $ (500)  $ 7,103,624
                                        ==========      ========        ======   ==========

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                                                        EXHIBIT B

                      BLUEFIELD GAS COMPANY
                     FINANCIAL DATA SCHEDULE

        Item No.        Caption Heading
        --------        ---------------
           1            Total Assets                  $7,103,624
           2            Total Operating Revenues       6,671,948
           3            Net Income                        85,208
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                                                        EXHIBIT C


NOT APPLICABLE
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